EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Nine Months Ended
Earnings:	September 30, 2015
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$122,206
Gain on sales of real estate, excluding discontinued operations	4,000
Fixed charges (from below)	72,835
Amortization of capitalized interest	1,929
Distributed income of equity investees	361
Subtract:
Capitalized interest (from below)	(5,641)
Preferred distributions of other consolidated entities	(12)
Total earnings	$195,678

Fixed charges:
Interest expense on continuing operations	$66,727
Capitalized interest (internal and external)	5,641
Amortization of debt issuance costs-capitalized	8
Interest included in rental expense	447
Preferred distributions of other consolidated entities	12
Total fixed charges	$72,835

Ratio of earnings to fixed charges	2.69